

7 September 2006

BAE SYSTEMS TO PURCHASE NATIONAL SENSOR SYSTEMS, LLC

BAE Systems Inc. today reached a definitive agreement with National Sensor Systems (NSS) to purchase all of the shares of the company for $8.7 million in cash.

NSS, a privately held company based in Acton, Massachusetts, specialises in the development of electro-optical sensor systems for aerospace and defense applications. NSS also provides gimbal and stabilisation systems to the Department of Defense and other government agencies.

NSS employs 20 engineers and scientists.

The parties expect to close the transaction upon receipt of regulatory approvals.

Issued by
BAE Systems
London